Exhibit 99.1

Filed by Consumers Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Peoples Bancorp of Mt. Pleasant, Inc.

Commission File No.: Not Applicable

Date: July 31, 2019

Consumers Bancorp, Inc. Reports:

●	Net income increased by $2.0 million, or 55.4%, to $5.6 million for the twelve-month period ended June 30, 2019 compared with the same period last year
●	Total loans increased by $50.7 million, or 15.9%, for the twelve-month period ended June 30, 2019 compared to June 30, 2018
●	Total deposits increased by $42.2 million, or 9.8%, for the twelve-month period ended June 30, 2019 compared to June 30, 2018
●	Non-performing loans to total loans declined to 0.21% at June 30, 2019

Minerva, Ohio— July 31, 2019 (OTCQX: CBKM) Consumers Bancorp, Inc. (Consumers) today reported net income of $1.0 million for the fourth quarter of fiscal year 2019, a decrease of $73 thousand, or 6.7%, from the same period last year. Earnings per share for the fourth quarter of fiscal year 2019 were $0.37 compared to $0.40 for the same period last year. Net income for the fourth quarter of fiscal year 2019 included $166 thousand pre-tax, or $158 thousand after-tax, of expenses associated with the expected merger between Consumers and Peoples Bancorp of Mt. Pleasant, Inc.

For the twelve months ended June 30, 2019, net income was $5.6 million, an increase of $2.0 million, or 55.4%, from the same period last year. Earnings per share for the 2019 fiscal year were $2.04 compared to $1.31 for the same period last year. Net income for the twelve months ended June 30, 2019 was positively impacted by a $1.5 million, or 9.5%, increase in net interest income, which was primarily the result of a $40.5 million increase in average interest-earning assets from the prior year period. In addition, net income was positively impacted by a negative provision for loan loss expense of $440 thousand primarily as the result of a full principal recovery of a prior period loan charge-off and a net gain on sale of securities of $561 thousand. The security gain was primarily the result of the sale of a pooled trust preferred security and Consumers does not own any more of these types of securities.

Assets at June 30, 2019 totaled $553.9 million, an increase of $51.3 million, or 10.2%, from June 30, 2018. Loans increased by $50.7 million, or 15.9%, and deposits increased by $42.2 million, or 9.8% for the twelve-month period ended June 30, 2019.

Net interest income for the twelve months ended June 30, 2019 increased by $1.5 million compared to the same period last year, with interest income increasing by $3.0 million and interest expense increasing by $1.5 million. The increase in interest income was primarily the result of a $40.5 million increase in average interest-earning assets from the 2018 fiscal year. The net interest margin was 3.62% for the 2019 fiscal year and 3.67% for the 2018 fiscal year. Consumers’ yield on average interest-earning assets was 4.26% for the current fiscal year compared with 4.04% for the prior fiscal year. Consumers’ cost of funds increased to 0.89% for the current fiscal year from 0.52% for the prior fiscal year.

“We are pleased with Consumers’ strong financial results and important accomplishments in the 2019 fiscal year. We realized significant production increases in commercial, residential mortgage, and consumer lending; improved the earning asset mix; and expanded our market territory by opening the Fairlawn location, the first full-service branch in Summit County, and the Brewster location in southwest Stark County. In the 2019 fiscal year, these initiatives, along with strong business development efforts contributed to over 1,850 new customers, loan and deposit balance increases of 15.9% and 9.8% respectively, and a 10.4% increase in noninterest income, net of security gains,” said Ralph J. Lober II, President and Chief Executive Officer. Further, in June 2019 we announced the signing of a definitive merger agreement with Peoples Bancorp of Mt. Pleasant, Inc. We expect to build on Peoples National Bank’s strong history of outstanding customer service and community involvement by providing their customers and markets with additional products, services, and technology. When closed, we expect this transaction to provide a base for increased business development initiatives throughout Jefferson, Harrison, and Belmont counties.” he added.

Other income increased by $877 thousand, or 25.9%, for the twelve-month period ended June 30, 2019 compared to the same prior year period. Other income in the 2019 fiscal year included a $561 thousand gain on sale of securities. Also, other income increased in the 2019 fiscal year as a result of increases in debit card interchange income and gains from the sale of mortgage loans.

Other expenses increased by $1.3 million, or 9.0%, for the twelve-month period ended June 30, 2019 compared to the same prior year period primarily as a result of increases in salary and incentive expenses, professional fees as a result of expenses associated with the proposed merger and an increase in occupancy and equipment expenses.

Non-performing loans were $786 thousand for June 30, 2019 and $1.1 million for June 30, 2018. The allowance for loan losses (ALLL) as a percent of total loans at June 30, 2019 was 1.03% and a net recovery of $807 thousand was recorded for the twelve-month period ended June 30, 2019 compared with an ALLL to loans ratio of 1.07% and net recovery of $25 thousand for the same period last year.

Consumers provides a complete range of banking and other investment services to businesses and clients through its fifteen full-service locations and one loan production office in Carroll, Columbiana, Jefferson, Stark, Summit and Wayne counties in Ohio. Information about Consumers National Bank can be accessed on the internet at http://www.consumersbank.com.

IMPORTANT ADDITIONAL INFORMATION

This Consumers press release was made to report its results of the fourth fiscal quarter and twelve-month periods ended June 30, 2019. The press release includes information on the proposed merger between Consumers and Peoples Bancorp of Mt. Pleasant, Inc. (“Peoples Bancorp”) In connection with the proposed transaction, Consumers intends to file a registration statement on Form S-4 (the “Form S-4”)  containing a proxy statement of Peoples Bancorp and a prospectus of Consumers and other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, THE INVESTORS AND SHAREHOLDERS OF PEOPLES BANCORP ARE URGED TO CAREFULLY READ THE ENTIRE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY CONSUMERS WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CONSUMERS, PEOPLES BANCORP AND THE PROPOSED TRANSACTION.  Investors and security holders are also urged to carefully review and consider each of Consumers’ public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q.

This press release is neither an offer to sell nor a solicitation of an offer to buy either Consumer or Peoples Bancorp securities. This press release is not a solicitation of any vote or approval of Peoples’ shareholders and is not a substitute for the proxy statement/prospectus or any other documents which Consumers and Peoples Bancorp intends to send to Peoples Bancorp’s shareholders in connection with the proposed transaction.

The proxy statement/prospectus, as well as other filings containing information about Consumers will be available without charge, at the SEC’s Internet site: www.sec.gov. Copies of the proxy statement/prospectus and other filings with the SEC that relate to the proposed transaction and to Consumers can also be obtained, when available, without charge, from Consumers website at https://www.consumersbank.com, or by directing a request to Consumers Bancorp, Inc., 614 East Lincoln Way, P.O. Box 256, Minerva, Ohio 44657, Attn: Theresa Linder, Corporate Secretary.

Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”).  These statements include statements relating to the proposed acquisition of Peoples Bancorp and its integration with Consumers, the combination of their businesses and projected revenue, as well as profitability and earnings outlook.  The words “may,” “continue,” “estimate,” “intend,” “plan,” “seek,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions are intended to identify forward-looking statements.  These statements are subject to inherent risks and uncertainties that could cause actual results to differ materially from those anticipated at the date of this press release.  These risks and uncertainties include, but are not limited to, the following: the risk that the proposed transaction may not be completed in a timely manner, or at all; the failure to satisfy the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals; unanticipated difficulties or expenditures relating to the proposed transaction; legal proceedings, including those that may be instituted against Consumers, its board of directors, its executive officers and others following the announcement of the proposed transaction; disruptions of current plans and operations caused by the announcement and pendency of the proposed transaction and the resulting integration of Peoples Bancorp with Consumers; potential difficulties in employee retention due to the announcement and pendency of the proposed transaction; any failure to meet expected cost savings, synergies and other financial and strategic benefits in connection with the proposed transaction within anticipated time frames or at all; the response of customers, suppliers and business partners to the announcement of the proposed transaction; risks related to diverting management’s attention from Consumers’ ongoing business operations; material unforeseen changes in the financial condition or results of Consumers National Bank’s (Consumers’ wholly-owned bank subsidiary) customers; regional and national economic conditions becoming less favorable than expected, resulting in, among other things, a deterioration in credit quality of assets and the underlying value of collateral could prove to be less valuable than otherwise assumed or debtors being unable to meet their obligations; rapid fluctuations in market interest rates could result in changes in fair market valuations and net interest income; pricing and liquidity pressures that may result in a rising market rate environment; competitive pressures on product pricing and services; the economic impact from the oil and gas activity in the region could be less than expected or the timeline for development could be longer than anticipated; and the nature, extent, and timing of government and regulatory actions. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For any forward-looking statements made in this press release or in any documents, Consumers claims the protection of the safe harbor for forward-looking statements contained in PSLRA. Investors are cautioned that such statements are predictions and actual events or results may differ materially. The forward-looking statements included in this press release speak only as of the date made and Consumers does not undertakes a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact: Ralph J. Lober, President and Chief Executive Officer 1-330-868-7701 extension 1135.

Consumers Bancorp, Inc. Consolidated Financial Highlights

(Dollars in thousands, except per share data)	Three Month Period Ended		Twelve Month Period Ended
Consolidated Statements of Income	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Total interest income	$5,468	$4,729	$20,545	$17,557
Total interest expense	994	523	3,156	1,671
Net interest income	4,474	4,206	17,389	15,886
Provision for loan losses	115	60	(440)	310
Other income	969	878	4,268	3,391
Other expenses	4,142	3,703	15,518	14,237
Income before income taxes	1,186	1,321	6,579	4,730
Income tax expense	177	239	1,013	1,149
Net income	$1,009	$1,082	$5,566	$3,581
Basic and diluted earnings per share	$0.37	$0.40	$2.04	$1.31

Consolidated Statements of Financial Condition	June 30, 2019	June 30, 2018
Assets
Cash and cash equivalents	$9,461	$7,772
Certificates of deposit in other financial institutions	1,983	2,973
Securities, available-for-sale	144,010	144,028
Securities, held-to-maturity	3,786	4,024
Federal bank and other restricted stocks, at cost	1,723	1,459
Loans held for sale	1,657	1,448
Total loans	369,175	318,509
Less: allowance for loan losses	3,788	3,422
Net loans	365,387	315,087
Other assets	25,929	25,828
Total assets	$553,936	$502,619
Liabilities and Shareholders’ Equity
Deposits	$472,174	$429,963
Other interest-bearing liabilities	26,386	25,123
Other liabilities	4,210	3,772
Total liabilities	502,770	458,858
Shareholders’ equity	51,166	43,761
Total liabilities and shareholders’ equity	$553,936	$502,619

	At or For the Twelve-Month Periods Ended
Performance Ratios:	June 30, 2019	June 30, 2018
Return on Average Assets	1.07%	0.75%
Return on Average Equity	11.96	8.15
Average Equity to Average Assets	8.96	9.18
Net Interest Margin (Fully Tax Equivalent)	3.62	3.67

Market Data:
Book Value to Common Share	$18.72	$16.03
Dividends Paid per Common Share (YTD)	$0.52	$0.495
Period End Common Shares	2,733,845	2,729,644

Asset Quality:
Net Charge-offs (Recovery) to Total Loans	(0.22)%	(0.01)%
Non-performing Assets to Total Assets	0.14	0.22
ALLL to Total Loans	1.03	1.07